UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                                AMENDMENT #4

                 Under the Securities Exchange Act of 1934


                                Caneum, Inc.
                              (Name of Issuer)


                       Common Stock, par value $.001
                      Options to Purchase Common Stock
                       (Title of Class of Securities)


                                137515 10 2
                               (CUSIP Number)


                            Sukhbir Singh Mudan
                          170 Newport Center Drive
                                 Suite 220
                         Newport Beach, CA   92660
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             September 29, 2006
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of paragraphs 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

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CUSIP No. 137515 10 2

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Sukhbir Singh Mudan

2.   Check the Appropriate Box if a Member of a Group       (a) _____
                                                            (b) _____

3.   SEC Use Only

4.   Source of Funds          OO and PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power         1,404,155(1)
     8.   Shared Voting Power             -0-
     9.   Sole Dispositive Power    1,404,155(1)
     10.  Shared Dispositive Power        -0-
          (1) Includes 1,079,546 shares underlying options. Mr. Mudan was granted a total of 1,000,000 options on August 14, 2003, that vested based upon performance of the Issuer. As of June 30, 2005, all of these options were available for exercise. Mr. Mudan has exercised 45,454 of these options. On September 29, 2006, Mr. Mudan was granted 125,000 options that vest one-sixth (1/6th) of the total options granted at the end of each quarter beginning with the quarter ending December 31, 2006, and immediately in the event of a Corporate Transaction, as defined in the 2002 Stock Option/Stock Issuance Plan of the Issuer. All of the shares obtainable upon exercise of the options are being reported.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,404,155   Calculated as if all options were available for exercise.

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     17.7%   Calculated as if all options were available for exercise.

14.  Type of Reporting Person

     IN

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Item 1.   Security and Issuer

     Common Stock, par value $.001
     Caneum, Inc., a Nevada corporation
     170 Newport Center Drive
     Suite 220
     Newport Beach, CA   92660

Item 2.   Identity and Background

     (a)  Sukhbir Singh Mudan
     (b)  170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (c)  President, Treasurer and Director of Caneum, Inc.
          170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United Kingdom

Item 3.   Source and Amount of Funds or Other Consideration

     Mr. Mudan received 250,000 shares of common stock for services performed and for becoming a director of the Issuer. Mr. Mudan purchased 1,032 shares for a purchase price of $774 in a private offering using his personal funds.
Mr. Mudan subsequently gifted 44,097 shares. Mr. Mudan has received a total of 72,220 shares as annual bonuses pursuant to his employment agreement. The options to purchase 1,000,000 shares were granted for performance of Mr. Mudan and vested on a quarterly basis through June 30, 2005. On January 30, 2006, Mr. Mudan exercised 45,454 options for a price of $25,000 using his personal funds. Mr. Mudan was granted 125,000 additional options on September 29, 2006, for amending his employment agreement with the Issuer.

Item 4.   Purpose of Transaction

     The shares of common stock were issued to Mr. Mudan as an investment in the Issuer and for performance by Mr. Mudan. The options were granted as compensation for performance by Mr. Mudan. Other than additional issuances of stock and granting of options for performance per an employment agreement, the Reporting Person has no present plan or proposal which would relate to or would result in any of the events listed below:
     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.


Item 5.   Interest in Securities of the Issuer

     (a)  1,404,155 shares               17.7%
     (b)  Sole Voting Power         1,404,155(1)
          Shared Voting Power             -0-
          Sole Dispositive Power    1,404,155(1)
          Shared Dispositive Power        -0-

          (1)  Includes 1,079,546 shares underlying options

     (c)  On September 29, 2006, the Company granted 125,000 options to
          Mr. Mudan. The 10 year options were granted for the amendment of his employment agreement and are exercisable at $.70 per share.
     (d)  Not Applicable
     (e)  Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not Applicable

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

Item 7.   Material to Be Filed as Exhibits

     None

                                  Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 19, 2006

/s/ Sukhbir Singh Mudan
Signature

Sukhbir Singh Mudan
Name/Title



         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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